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                             July 16, 2020

       Thomas J. Schuetz, M.D., Ph.D.
       Chief Executive Officer
       Compass Therapeutics, Inc.
       245 First Street
       3rd Floor
       Cambridge, Massachusetts 02142

                                                        Re: Compass
Therapeutics, Inc.
                                                            Form 8-K
                                                            Filed June 23, 2020
                                                            File No. 000-55939

       Dear Dr. Schuetz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed June 23, 2020

       Description of Business, page 9

   1.                                                   Throughout this
section, please remove all statements that reference efficacy and safety, including synonyms and
similar terms (e.g., "robust" and "potent cytotoxic activity"), as safety and efficacy
determinations are solely within the authority of the Food and Drug
                                                        Administration or other
regulatory agencies.
       Overview, page 9

   2. We note that you state that you "plan to rapidly advance [your] product candidates through clinical
development." Please revise your disclosure here and throughout your filing to remove any
implication that you will be successful in commercializing your product candidates in a
rapid or accelerated manner, as such statements are speculative.
 Thomas J. Schuetz, M.D., Ph.D.
FirstName  LastNameThomas
Compass Therapeutics, Inc. J. Schuetz, M.D., Ph.D.
Comapany
July       NameCompass Therapeutics, Inc.
     16, 2020
July 16,
Page  2 2020 Page 2
FirstName LastName
Pipeline, page 11

3. Please revise the chart on page 11 to clarify the term "TAA" and provide a brief narrative below of what this line in the chart is depicting. Please also include the specific indication(s) for which your product candidates are being developed. Figure 1. We have assembled a panel of proprietary antibodies against a broad panel of key immune targets, page 13

4. Please provide a brief narrative of what your graphic is depicting. Phase 1 clinical trial data as of May 24, 2020, page 20

5. We note your disclosure that the ongoing Phase 1 trial of CTX-471 was designed to evaluate the safety and tolerability of your product candidate, but it appears that you are presenting efficacy data from this trial on page 21. Please revise to remove the statements regarding efficacy if it is not being measured in the current trial, or revise to clarify the current trial phase and disclose the efficacy endpoints of the trial. License Agreement, page 29

6. Please disclose that you have additional milestone payments due under your collaboration agreement and quantify the aggregate potential milestone payments due. Management's Discussion and Analysis of Financial Condition and Results of Operation
Overview, page 99

7. We note you will need substantial additional funding to support your continuing operations and pursue your growth strategy. Please disclose how far in the development of your product candidates you expect to reach with your current capital resources.
Results of Operations, page 104

8. We note that you have multiple products in varying stages of development and clinical testing. Please revise to disclose more detail for your research and development expenses each period presented, including but not limited to by product candidate and the nature of the expenses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas J. Schuetz, M.D., Ph.D.
Compass Therapeutics, Inc.
July 16, 2020
Page 3

       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.



FirstName LastNameThomas J. Schuetz, M.D., Ph.D.         Sincerely,
Comapany NameCompass Therapeutics, Inc.
                                                         Division of
Corporation Finance
July 16, 2020 Page 3                                     Office of Life
Sciences
FirstName LastName